                                                                    EXHIBIT 4.10

                                   TERM SHEET

                                     Between

                                 CellPoint Inc.

                                       and

                      Castle Creek Technology Partners, LLP


         1. The Parties will proceed promptly to enter into a new agreement (which would supersede all prior agreements and the Stipulation and Order, subject to paragraphs 7,8, and 9 below) governing the convertible note.

         2. The two outstanding warrants held by Castle Creek would not be modified by the new agreement but would continue to be governed by the provisions of the Stipulation and Order applicable thereto.

         3. One-half (50%) of the outstanding principal amount of the convertible note (approx. $5.4 million), plus interest of approximately $400,000, or approximately $2.9 million, would be converted into convertible preferred stock of CellPoint, each share of which would be convertible into common stock (the reference conversion price for the principal amount and interest so converted is $.78 per share of common stock). The only anti-dilution adjustments applicable to the preferred stock would be for stock splits, stock dividends and the like. It is acknowledged that CellPoint does not have this type of preferred shares at the moment. The parties agree to either try to find an alternative solution that achieves a similar result, or that this part of the agreement is delayed until a shareholders meeting can approve the new type of shares.

         4. The other 50% of the outstanding principal amount plus interest of the convertible note (approximately $2.9 million) would be represented by a new convertible note, due in two years, with interest at the rate of 6% per annum, no principal or interest payments under which would be due until maturity. CellPoint could prepay at any time all or part of the amounts outstanding under the new convertible note, without premium or penalty. The new convertible note would be convertible into common stock at a conversion price of $.78. The only anti-dilution adjustments applicable to the new convertible note would be for stock splits, stock dividends and the like, except that (1) if any portion of the first $950,000 (if more than $950,000 is raised, then Castle Creek will be entitled to convert such amount in excess of $950,000 at the same rate) raised by CellPoint is a price less than $.50 per share for common stock (without reference to any warrants issued in the financing), Castle Creek will have the right to convert the same principal amount of the new convertible note into common stock at that same price within five (5) days of when they are notified of the closing of the financing; and (2) if any subsequent financings by CellPoint are at a price less than $.70 per share for common stock (without reference to any warrants issued in the financing), Castle Creek will have the right to convert the same principal amount of the new convertible note into common stock at that same price within five (5) days of when they are notified of the closing of the financing. CellPoint would covenant not to issue equity or equity-equivalent securities below market at a discount of more than twenty (20%) percent of the lesser of: (i) the closing market price average on the NASDAQ of the CellPoint common stock for the preceding five (5) trading days immediately preceding the date of issuance of such equity of equity-related securities or (ii) the average of the daily volume weighted average prices for the preceding five (5) trading days immediately preceding the date of issuance of such equity of equity-related securities. CellPoint will also not include more than 50% warrant coverage in such financings.

         5. CellPoint would file a Form 8-K with the Securities and Exchange Commission disclosing the restructuring of its obligations to Castle Creek as set forth herein within 10 days of execution of definitive documentation (a draft of the Form 8-K to be provided to Castle Creek for review not less than two (2) days prior to such filing). CellPoint will file a registration statement registering all shares issuable to Castle Creek upon conversion of the preferred stock and the new convertible note within ten (10) days of the execution of definitive documentation (a draft of such registration statement to be provided to Castle Creek for review not less than three (3) days prior to such filing).

         6. CellPoint will issue a general press release no later than the morning of March 13, 2002, disclosing general terms of this agreement, which Castle Creek will have by or early on March 12 for review, changes and suggested edits.

         7. The balance of the existing notes would be either amended or exchanged for a new note subject to legal assurances as to Castle Creek's security interest.

         8. The company will take all steps immediately after signing definitive agreements to effectuate this deal, including filing a registration statement.

         9. Castle Creek's willingness to complete this transaction is expressly subject to final documentation agreed by both parties and a complete finalization of the company's debt negotiations and completion of financing necessary to address current needs without resort to bankruptcy.

Confirmed and Agreed this 13th day of March, 2002.

CELLPOINT INC.


By:  /s/ Stephen Childs
   ----------------------------


CASTLE CREEK TECHNOLOGY PARTNERS LLC


By:  /s/ Thomas Frei
   ----------------------------